Tenet Fintech Moves Registered Office to Toronto as it Continues its Quest for Top Tech Talent to Launch Canadian Operations

Toronto, Ontario--(Newsfile Corp. - November 5, 2021) - Tenet Fintech Group Inc. (CSE: PKK) (OTC: PKKFF) ("Tenet" or the "Company"), an innovative Fintech and AI service provider and manager of the Business Hub™, today announced that it has officially moved its registered office to Toronto as it continues its quest to attract some of Canada's top tech talent to help launch its Canadian operations.

According to Coldwell Banker Richard Ellis (CBRE), the world's largest commercial real estate services company, Toronto is the fourth ranked tech talent market in North America behind only the San Francisco Bay Area, Seattle and Washington DC, and just ahead of the New York Metro Area. Toronto added an astonishing 81,200 tech jobs in the past five years, by far the most of any North American region during that span. By comparison, the Bay Area was second with a gain of 52,670 jobs.

Tenet will be looking to tap into that pool to fill positions ranging from graphic designers to development team leads and data scientists.

"I've said it before and I'll say it again. It takes great people to build great companies," said Tenet CEO Johnson Joseph. "Montreal has, without a doubt, some very talented individuals when it comes to technology and we've managed to get our fair share of that talent. We will maintain our Montreal office and plan to continue to recruit in the city. However, we knew that in order to make our vision of what we expect Tenet to become a reality, that we would eventually have to establish roots in Toronto to gain access to a greater tech talent pool and to facilitate our business development initiatives. So, today's announcement is just a natural, but very significant next step in the evolution and execution of our business plan."

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence companies operating primarily in the commercial lending industry. Tenet's subsidiaries bring together lending financial institutions and businesses to create the Cubeler Business Hub, an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem. For more information: http://www.Tenetfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
TENET@mzgroup.us

Tenet Fintech Group

Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@Tenetfintechgroup.com

Follow Tenet Fintech Group Inc. on social media:

Twitter: @Tenetfintech

Facebook: @Tenetfintech

LinkedIn: Tenet Fintech

YouTube: Tenet Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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